UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

The following is a free translation of a notice published on April 14, 2005 in La Segunda, a Chilean newspaper:

MASISA S.A.

(Listed Company)
Chilean Securities Registration N°132

WITHDRAWAL RIGHTS

The shareholders of Masisa S.A. (the “Company”) are informed that at the Company’s extraordinary shareholders meeting (the “Meeting”) held on April 12, 2005, shareholders approved, among other matters, the merger of the Company and Terranova S.A (“Terranova”) by incorporation of the Company into Terranova, subject to the following conditions: (i) that dissenting shareholders of the Company will not exercise withdrawal rights for an amount greater than US$6,000,000 and, (ii) that dissenting shareholders of Terranova will not exercise withdrawal rights for an amount greater than US$10,000,000. It is noted that on April 13, 2005 at the extraordinary shareholders meeting of Terranova, the merger of the Company and Terranova by incorporation of the Company into Terranova was approved.

Shareholders at the Meeting that voted against the merger and who send written notice to the Company within 30 days following the date of the Meeting and shareholders not present at the meeting that send written notice to the Company within 30 days following the date of the Meeting (the “Dissident Shareholders”), will have the right to withdraw from the Company receiving payment in exchange for their shares. The Dissident Shareholders that wish to withdraw from the Company must exercise there right under the following conditions:

How to exercise withdrawal rights: By written notice to the Company’s administration (to any of the following addresses: José Manuel Balmaceda 8050, Valdivia or Avenida Apoquindo 3650, Piso 10, Las Condes, Santiago), delivered or presented according to Article 76 of the Listed Companies regulation. In the written notice, the Dissident Shareholder must express clearly the desire to withdraw from the Company due to disagreement with respect to the decision adopted at the Meeting.

Withdrawal rights exercise period: Until and including May 12, 2005.

Shares permitted to exercise withdrawal rights: Shares registered in the name of the Dissident Shareholders on the Company’s Share Registry as of April 6, 2005.

Payment per share: Ch$374.34 which corresponds to the average stock price weighted by volume transacted during the two months preceding the day of the Meeting.

Payment date: Within 60 days from the date of the Meeting by way of a notice published in the Diario Austral, the Board of Directors of the Company will set the date at which time the Dissident Shareholders will be able to receive their respective payments.

CHIEF EXECUTIVE OFFICER

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2005

Masisa S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel